Exhibit 99.1

Nuvei Files an Amendment to Schedule 13E-3

MONTREAL, June 7, 2024 /PRNewswire/ -- Nuvei Corporation ("Nuvei" or the "Company") (Nasdaq: NVEI) (TSX: NVEI), announced today that it has filed a second amendment to its previously filed Rule 13e-3 transaction statement on Schedule 13E-3 (the "Schedule 13E-3") originally filed with the U.S. Securities and Exchange Commission (“SEC”) on May 14, 2024, as supplemented by an amendment previously filed by the Company with the SEC on June 4, 2024. Both amendments to the Schedule 13E-3 are available without charge on Nuvei's profile on EDGAR at www.sec.gov, and on its SEDAR+ profile at www.sedarplus.ca.

The SEC requested that the Company provide certain additional information regarding the previously announced going private transaction with Advent International (the “Transaction”). No changes have been made to the terms or conditions of the Transaction, or the date of the special meeting of shareholders of Nuvei called to approve the Transaction. Shareholders are encouraged to vote “FOR” the special resolution approving the Transaction in advance of the June 14, 2024 at 10:00 a.m. (Eastern time) deadline.

No Offer of Sollicitation

This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell Subordinate Voting Shares of Nuvei.

The full details of the Transaction are described in the management information circular (including the related letter of transmittal and all other offer documents filed by Nuvei with the SEC), which is available without charge on the SEC’s website at www.sec.gov or on Nuvei's investor relations website at investors.nuvei.com. Offer documents required to be filed in Canada are also available without charge at www.sedarplus.ca. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE SCHEDULE 13E-3 AND OTHER MATERIALS FILED WITH THE SEC, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE CORPORATION, THE TRANSACTION, AND RELATED MATTERS.

About Nuvei

Nuvei (Nasdaq: NVEI) (TSX: NVEI) is the Canadian fintech company accelerating the business of clients around the world. Nuvei's modular, flexible and scalable technology allows leading companies to accept next-gen payments, offer all payout options and benefit from card issuing, banking, risk and fraud management services. Connecting businesses to their customers in more than 200 markets, with local acquiring in 50 markets, 150 currencies and 700 alternative payment methods, Nuvei provides the technology and insights for customers and partners to succeed locally and globally with one integration.

Forward-Looking Information

This press release contains "forward-looking information" and "forward-looking statements" (collectively, "Forward-looking information") within the meaning of applicable securities laws. This forward-looking information is identified by the use of terms and phrases such as "may", "would", "should", "could", "expect", "intend", "estimate", "anticipate", "plan", "foresee", "believe", or "continue", the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking information contains these terms and phrases. Particularly, statements regarding the proposed transaction, including the proposed timing and various steps contemplated in respect of the transaction, are forward-looking information.

In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management's expectations, estimates and projections regarding future events or circumstances.

Forward-looking information is based on management's beliefs and assumptions and on information currently available to management, and although the forward-looking information contained herein is based upon what we believe are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information.

Forward-looking information involves known and unknown risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, the risk factors described in greater detail under "Risk Factors" of the Company's annual information form filed on March 5, 2024. These risks and uncertainties further include (but are not limited to) as concerns the transaction, the failure of the parties to obtain the necessary shareholder, regulatory and court approvals or to otherwise satisfy the conditions to the completion of the transaction, failure of the parties to obtain such approvals or satisfy such conditions in a timely manner, significant transaction costs or unknown liabilities, failure to realize the expected benefits of the transaction, and general economic conditions. Failure to obtain the necessary shareholder, regulatory and court approvals, or the failure of the parties to otherwise satisfy the conditions to the completion of the transaction or to complete the transaction, may result in the transaction not being completed on the proposed terms, or at all. In addition, if the transaction is not completed, and the Company continues as a publicly-traded entity, there are risks that the announcement of the proposed transaction and the dedication of substantial resources of the Company to the completion of the transaction could have an impact on its business and strategic relationships (including with future and prospective employees, customers, suppliers and partners), operating results and activities in general, and could have a material adverse effect on its current and future operations, financial condition and prospects. Furthermore, in certain circumstances, the Company may be required to pay a termination fee pursuant to the terms of the arrangement agreement entered into in connection with the Transaction which could have a material adverse effect on its financial position and results of operations and its ability to fund growth prospects and current operations.

Consequently, all of the forward-looking information contained herein is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operation. Unless otherwise noted or the context otherwise indicates, the forward-looking information contained herein represents our expectations as of the date hereof or as of the date it is otherwise stated to be made, as applicable, and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or amend such forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law.

For further information, please contact:

Investors

Kingsdale Advisors
contactus@kingsdaleadvisors.com

Chris Mammone, Head of Investor Relations
IR@nuvei.com

Media

Joel Shaffer
FGS Longview
Joel.shaffer@fgslongview.com